CALENDAR PROFITS LIMITED

FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

CALENDAR PROFITS LIMITED
FINANCIAL STATEMENTS (UNAUDITED)
FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

CONTENTS

Pages

Statement of Financial Position (Unaudited)	1

Statements of Comprehensive loss (Unaudited)	2

Statement of Changes in Shareholders’ Equity (Unaudited)	3

Statements of Cash Flows (Unaudited)	4

Notes to the Financial Statements (Unaudited)	5 – 11

CALENDAR PROFITS LIMITED
STATEMENTS OF FINANCIAL POSITION
(IN US DOLLARS)
	(Unaudited)
	September 30,	December 31,
	2010	2009
Assets

Current assets
Accounts receivable	$18,792.76	$6,000.00
Cash and cash balance	58,333.95	-

Total current assets	77,126.71	6,000.00

Total assets	$77,126.71	$6,000.00

Liabilities and shareholders’ equity

Current Liabilities
Amount due to a shareholder	$50,767.95	$-
Accrued liabilities and other payables	7,250.00	5,950.00
Accounts payable	8,974.36	-

Total current liabilities	66,992.31	5,950.00

Shareholders' equity

Common stock,
Common stock, 10,000,000 shares authorized with no par value; 2,500,000 shares outstanding	$-	$30.00
Additional paid-in capital	25,029.70	-
Accumulated (losses)/profits	(14,895.30)	50.00
Subscription receivable	-	(30.00)

Total shareholders' equity	10,134.40	50.00

Total liabilities and shareholders' equity	$77,126.71	$6,000.00

See notes to the financial statements.

CALENDAR PROFITS LIMITED
STATEMENTS OF COMPREHENSIVE LOSS  (UNAUDITED)
(IN US DOLLARS)

	For the nine months ended September 30
	2010	2009

Revenue	$30,800.61	$-
Cost of service	(8,974.36)	-
Gross profit	21,826.25	-

Operating expenses:
General and administrative expenses	(36,771.55)	-

Total operating expenses	(36,771.55)	-

Operating loss and loss before income tax expenses	(14,945.30)	-

Income tax expense	-	-

Loss for the period	$(14,945.30)	$-

Loss per share
- Basic and diluted	$(0.0060)	$-

Weighted average common shares outstanding
- Basic and diluted	2,500,000	30

See notes to the financial statements.

CALENDAR PROFITS LIMITED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(IN US DOLLARS)

	Common Stock
	Number of		Additional paid-	Subscription	Accumulated	Total
	Shares	Amount	in capital	receivable	profits/(losses)	Shareholders' Equity

Balance, January 1, 2009	30	$30.00	$-	$(30.00)	$(1,250.00)	$(1,250.00)

Profit for the year	-	-	-	-	1,300.00	1,300.00

Balance, December 31, 2009	30	$30.00	$-	$(30.00)	$50.00	$50.00

Additional share issued	2,499,970	-	24,999.70	-	-	24,999.70

Retrospectively restated that the par value to nil	-	(30.00)	30.00	-	-	-

Subscription receivable settlement	-	-	-	30.00	-	30.00

Loss for the period	-	-	-	-	(14,945.30)	(14,945.30)

Balance, September 30, 2010	2,500,000	$-	$25,029.70	$-	$(14,895.30)	$10,134.40

See notes to the financial statements.

CALENDAR PROFITS LIMITED
STATEMENTS OF CASH FLOWS  (UNAUDITED)
(IN US DOLLARS)

	For the nine months ended September 30,
	2010	2009
Cash flows from operating activities:

Cash receipts from customers	$18,000.00	$-
Cash used in operation	(35,463.70)	-

Net cash used in operating activities	(17,463.70)	-

Cash flows from financing activities:

Loan from a shareholder	50,767.95	-
Share issuance	25,029.70	-

Net cash flows generated from financing activities	75,797.65	-

Net increase in cash	58,333.95	-

Cash at the beginning of the period	-	-

Cash at the ended of the period	$58,333.95	$-

See notes to the financial statements.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS  (UNAUDITED)
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

The Company was established in the British Virgin Islands ("BVI") on January 12, 2000 as a limited liability company.

The Company incorporated with US$50,000 authorised capital, which comprises with 50,000 shares of US$1.00 par value. The Company issued 30 shares at par value to a sole shareholder, Zhang Pinger.

On March 20, 2010, the Company issued 42,000 shares at US$0.01 per share, that increased the shareholding by US$420.  Wu Qiang had acquired 40,000 shares and Nie Wanying had acquired 2,000 shares.   On April 12, 2010, Zhang Pinger transferred all his shares to Wu Qiang at US$0.01.

Pursuant to an ordinary resolution passed on April 15, 2010, the authorised share capital of the Company was increased to 10,000,000 shares by the creation of additional 9,950,000 shares.

On April 15, 2010, 2,457,970 shares of US$0.01 each were issued to shareholders to broaden the capital base of the Company. The sole director also approved a written resolution to restate its ordinary shares with no par value.

These financial statements were authorized for issue by the Board of Directors on December 29, 2010.

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
("IFRSs") AND CHANGES IN ACCOUNTING POLICIES

The accounting policies are consistent with those of the annual financial statements for the period ended 30 September 2010, except as described below.

a.	Standards, amendments and interpretations to existing standards effective in 2010 but not relevant to the Company

The Company has not adopted the following new and amended IFRS as of 1 January 2010:

—
IFRIC 17, “Distributions of non-cash assets to owners”, effective for annual periods beginning on or after 1 July 2009. This is not currently applicable to the Company, as it has not made any non-cash distributions.

—
IFRIC 18, “Transfers of assets from customers”, effective for transfer of assets received on or after 1 July 2009. This is not relevant to the Company, as it has not received any assets from customers.

—
“Additional exemptions for first-time adopters” (Amendment to IFRS 1) was issued in July 2009. The amendments are required to be applied for annual periods beginning on or after 1 January 2010. This is not relevant to the Group, as it is an existing IFRS preparer.

—	Improvements to International Financial Reporting Standards 2009 were issued in April 2009. The effective dates vary standard by standard but most are effective 1 January 2010.

b.
The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2010 and have not been early adopted:

—
IFRS 9, “Financial instruments”, issued in December 2009. This addresses the classification and measurement of financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The amendment does not have a material impact on the Company’s financial statements.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS  (UNAUDITED)
(IN US DOLLARS)

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
("IFRSs") AND CHANGES IN ACCOUNTING POLICIES (…/Cont’d)

b)
The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2010 and have not been early adopted: (…/Cont’d)

—
Revised IAS 24, “Related party disclosures”, issued in November 2009. It supersedes IAS 24, “Related party disclosures”, issued in 2003. The revised IAS 24 is required to be applied from 1 January 2011. Earlier application, in whole or in part, is permitted.

—
“Classification of rights issues” (Amendment to IAS 32), issued in October 2009. For rights issues offered for a fixed amount of foreign currency, current practice appears to require such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to all the entity’s existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment should be applied for annual periods beginning on or after 1 February 2010. Earlier application is permitted.

—
“Prepayments of a minimum funding requirement” (Amendments to IFRIC 14), issued in November 2009. The amendments correct an unintended consequence of IFRIC 14, IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction. Without the amendments, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. The amendments are effective for annual periods beginning 1 January 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented.

—
IFRIC 19, “Extinguishing financial liabilities with equity instruments”. This clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after 1 July 2010. Earlier application is permitted.

—	Improvements to International Financial Reporting Standards 2010 were issued in May 2010. The effective dates vary standard by standard but most are effective 1 January 2010.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS  (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

The financial statements include the financial statement of the Company for the period/year ended September 30, 2010 and December 31, 2009 have been prepared in accordance with International Financial Reporting Standard.  The measurement basis used in the preparation of the financial statements is the historical basis.

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

b.	Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of comprehensive income.

c.	Cash and cash equivalents

Cash represents cash in banks and cash on hand.

d.	Accounts receivable

Accounts receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business.  If collection of trade receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.  If not, they are presented as non-current assets.

e.	Accounting estimates and judgments

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.  The estimates and underlying assumptions are reviewed on an ongoing basis.  The key assumptions concerning the future and other key sources of estimation uncertainty at the end of reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Estimated provision for impairment of accounts receivable

The Company makes provision for doubtful debts based on an assessment of the recoverability of accounts receivable. Provisions are applied to accounts receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of doubtful debts requires the use of judgment and estimates based on the credit history of the customers and the current market conditions. Where the expectation is different from the original estimate, such difference will have an impact on the carrying value of receivables and doubtful debt expenses in the period in which such estimate has been changed.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS  (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  (…/Cont’d)

f.	Revenue recognition

The Company generates revenue primarily from providing advisory services to corporate fund raising.

Revenue is recognized when service is provided to the customer.

g.	Income taxes

Income tax comprises current and deferred tax. Tax is recognized in the income statement, except income tax is recognized in the statement of comprehensive income or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured on a basis of the tax law enacted or substantively enacted at the date of statement of financial position.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:-

—
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

—
in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized except:-

—
where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

—
in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of statement of financial position.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS  (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   (…/Cont’d)

h.	Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of our common stock outstanding during the period/year.

The following table sets forth the computation of basic and diluted net (loss)/income per common share:

	For the Nine months ended	For the Year ended
	September 30,	December 31,
	2010	2009

Net (loss) / income per common stock	$(14,945.30)	$1,300.00

No. of ordinary shares	2,500,000	30

(Loss) / earnings per common stock:
Basic and diluted	$(0.0060)	$43.00

4.	ACCOUNTS RECEIVABLE

The Company performs ongoing credit evaluations of its customers' financial conditions. The Company generally encourages its clients to settle the outstanding balance within credit terms. As of September 30, 2010 and December 31, 2009, no provision on accumulated allowance for doubtful accounts was provided.

5.	AMOUNT DUE TO A SHAREHOLDER

The Company obtained a shareholder loan from Mr. Wu.  This loan is not due within 12 months from its effective date, and will become due only when the Company has sufficient operating cash flow in 2011 or raises external financing in an amount greater than US$1 million.  The loan does not bear interest.  The director expects that these proceeds will cover the costs of this registration statement and will make loans available to fund their near-term operations thereafter.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS  (UNAUDITED)
(IN US DOLLARS)

6.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of September 30, 2010 and December 31, 2009 consist of the following:

	September 30,	December 31,
	2010	2009

Accrued expenses	$6,000.00	$4,000.00
Other payables	1,250.00	1,950.00
	$7,250.00	$5,950.00

7.	ACCOUNTS PAYABLE

Accounts payable as of September 30, 2010 were $8,974.36, representing the amount the Company agreed to pay to third parties that either introduced new client to the Company or performed certain services.

8.	INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company was incorporated under the International Business Companies Act of the BVI and, accordingly, is exempted from the payment of BVI income taxes.

No deferred income tax has been provided on gains/(loss) recognized, as the Company was incorporated under the International Business Companies Act of the BVI and accordingly, is exempted from the payment of BVI income taxes.

9.	ISSUED CAPITAL

The Company was incorporated on January 12, 2000 with US$50,000 authorized capital, which comprises with 50,000 shares of US$1.00 par value. The Company issued 30 shares at par value to a sole shareholder, Zhang Pinger.

On March 20, 2010, the Company issued 42,000 shares at US$0.01 per share, that increased the shareholding by US$420.  Wu Qiang had acquired 40,000 shares and Nie Wanying had acquired 2,000 shares.   On April 12, 2010, Zhang Pinger transferred all his shares to Wu Qiang at US$0.01.

Pursuant to an ordinary resolution passed on April 15, 2010, the authorised share capital of the Company was increased to 10,000,000 shares by the creation of additional 9,950,000 shares.

On April 15, 2010, 2,457,970 shares of US$0.01 each were issued to shareholders to broaden the capital base of the Company. The sole director also approved a written resolution to restate its ordinary shares with no par value.

CALENDAR PROFITS LIMITED
NOTES TO THE FINANCIAL STATEMENTS  (UNAUDITED)
(IN US DOLLARS)

10.	(ACCUMULATED LOSSES) / RETAINED EARNINGS

	September 30, 2010	December 31, 2009

(Accumulated losses) / Retained earnings	$(14,895.30)	$50.00

	September 30,	December 31,
	2010	2009

Balance at the beginning of period/year	$50.00	$(1,250.00)
Net (loss)/ profit attributable to members of the Company	(14,945.30)	1,300.00
Balance at end of period/year	$(14,895.30)	$50.00

There was no dividend paid during the period/ year ended September 30, 2010 and December 31, 2009.

11.	SUBSEQUENT EVENT

On November 18, 2010, the Company acquired 100% shares of Strategy & Communication (Hong Kong) Group Limited with consideration of HK$1.00.